Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

Lucid Investor Call Transcript

July 16, 2021

Operator:

Welcome to the Lucid Motors investor call. I will now hand the call over to Michael Anderson at Blueshirt.

Michael Anderson:

Good afternoon and welcome to the Lucid Motors investor conference call. This is Mike Anderson of the Blueshirt Group. Joining me today are Peter Rawlinson, the chief executive officer and chief technology officer of Lucid Motors and Sherry House, the chief financial officer of Lucid Motors. Today's call will begin with Peter and Sherry providing several business updates followed by a company overview. There will be no Q&A. Today's call relates to proposed business combination between Lucid Motors and Churchill Capital IV and a related PIPE investment which we refer to as the proposed transactions.

Michael Anderson:

For additional information about the proposed transactions, we refer you to the investor presentation included in Churchill's form 425 furnished today, as well as Churchill's form S4 filed with the SEC.

Michael Anderson:

The information discussed during this call may contain forward looking statements, which include any statements that are not statements of historical fact and may include, but are not limited to Lucid's expectations regarding the start and ramp of production of Lucid Air, Lucid's projected financial and operating information, the expected features performance and range of Lucid Air, expectations regarding Lucid's market opportunity, competitive position and industry outlook and the timing and completion of the proposed transactions. Forward looking statements are subject to numerous risks, uncertainties and other factors that could cause actual results to be different from expectations and we refer you to the cautionary language included in the investor presentation and the sections entitled cautionary note regarding forward looking statements and risk factors and Churchill's Form S-4, as well as other documents filed by Churchill or to be filed with the SEC by Churchill for a fuller discussion of such risks, uncertainties and other factors.

Michael Anderson:

Forward looking statements made during today's call speak only as of the time they are made, and we are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward looking statements, whether as result of new information, future events or otherwise, except as required by law. You are cautioned not to place undue reliance on these forward looking statements. In today's remarks, we may also refer to certain projected non-GAAP financial measures, we refer you to the investor presentation for definitions, reconciliations and a discussion of limitations of these non-GAAP financial measures. I'm now very pleased to turn the call to Peter Rawlinson, the chief executive officer and chief technology officer of Lucid Motors.

Peter Rawlinson:

Thank you so much, Michael. And ladies and gentlemen, good afternoon. I'm Peter Rawlinson. I'm the CEO and CTO of Lucid Motors. And I'd like to extend a warm welcome to you all, wherever you're tuning in from. Now I've been with a company for just over eight years now, I joined a very small operation, but one with a very clear mission, and that is to create the very best electric car in the world. And in so doing, really to accelerate mankind's transition towards sustainable mobility. I'm a career engineer, having served with Tesla, Jaguar and Lotus in the past. And really, engineering excellence and product excellence is what drives me, and it's my passion. I'm accompanied today by Sherry House, our CFO. Sherry.

Sherry House:

Thank you very much Peter, and hello, everyone. I joined Lucid in May and I am truly excited to be here. It's such an important point of the company's journey. I bring to Lucid over a decade of automotive experience across OEM, tier one and mobility companies. I hail most recently from Waymo, where I held several executive positions including corporate development officer as well as treasurer and head of investor relations. I also spent over 10 years in the capital markets where I served as an investor and investment banker and a financial operating executive. And I'm delighted to be leveraging these experiences into my role here at Lucid, which entails overseeing the financials and also spearheading the corporate development and business development agenda of the company. Thank you very much.

Peter Rawlinson:

Thank you, Sherry. And again, welcome on board. Though it has been a few busy months with you already. First as some background and possibly a reminder for the audience, Lucid and Churchill Capital Corp IV are in the process of finalizing the announced merger whereby Lucid expects to become a public company and receive approximately $4.4 billion in cash from the transaction, after all of expenses are paid. And of course that assumes there are minimal redemptions from the Churchill shareholders. And we are very excited about this enabling step in realizing the company's vision. The Churchill vote is scheduled for July the 22nd, 2021, just around the corner really. And we're very much looking forward to that final step before the anticipated start of trading of Lucid stock on the NASDAQ Exchange under the ticker LCID. Now with that in mind, we would encourage you to please vote by submitting your proxy as soon as possible, after carefully reviewing Churchill's proxy statement and prospectus and its annexes filed with the SEC. So let's dive into things, shall we?

Peter Rawlinson:

So I'd like to really start by providing a few updates on the commercial, technical and manufacturing side. And then we'll hand to Sherry to speak to a few recent updates as well. First, on the Lucid Air reservations front, we continue to make great progress with reservations now surpassing 10,000 and growing daily. And as you may already know, the Lucid Air Dream Edition is already fully reserved. On the personnel front, we've grown to a company of approximately 2300 employees, but we're doing that very selectively. Those who know me, I've always said, this is not a numbers game. It's the critical mass of intellect that we can attract to this endeavor, to this mission, that is the true metric, not the number of employees. So we keep the bar high. And I think the very fact we can attract someone of the caliber of Sherry House is a true litmus of the direction that we're heading.

Peter Rawlinson:

There are three key activities which really drive us, which are our focus now. There's product, factory and sales and service. On the product side, the key update is that the testing and validation of Lucid Air is progressing well. And it's on track for the second half of '21 start of production for customer deliveries. I regularly drive the cars, they're coming along really nicely. I'm really proud of what the team is achieving, in terms of the product. It's truly outstanding. We're in the late stages of our crash testing program, and are in the midst of our EPA range testing.

Peter Rawlinson:

We're also very cognizant that the car is truly a fusion of software and hardware. And a huge part of your ownership experience will be the HMI, or the human machine interface. Now Lucid's approach to human machine interface isn't just about new features, nor is it just about technology. It's also about humanity. We were delighted to reveal our UX to the world on May the 26th and would encourage you to check out the release video online. Then on the factory side, we successfully completed our pre-production run in June as scheduled, with 89 Lucid Airs built as part of that process. We've accrued meaningful learning through that build cycle and applying those in our quality validation production run, which is ongoing at our AMP-1 manufacturing facility in Arizona. Our manufacturing facility is ready for the second half of 2021 start of production for customer deliveries, which will commence once the product quality is of the exceptional level that we feel our customers rightly deserve. Then I'd like to move on to another key activity, the third of our activities.

Peter Rawlinson:

Last but not least, and that of course is sales and service. With the recent opening of Lucid Studios in Illinois and New York, we are now up to eight locations across the country, and expect to open more in the coming months in the US and Canada. We anticipate more than 20 retail and service locations opened by the end of the year. If you haven't been to a location yet, I really hope you do have the chance to do so, as the locations truly capture the essence of our brand and experience.

Peter Rawlinson:

But of course Lucid is much more than just our automotive business. And we are also progressing our energy storage business. And I had promised that the next baby step to develop this would be to put a solar farm on the roof of our headquarters, albeit a modest one and hook that up with our energy storage alpha prototype in the building. I'm delighted to say that this activity is on track, with testing ongoing. We're planning a beta prototype to install at our vehicle manufacturing facility in Casa Grande. And now that's the next step. But again, our energy storage system business roadmap is on track. I'd now like to hand it over to Sherry to provide a few key updates. Sherry.

Sherry House:

Thank you, Peter. Very exciting times for us indeed with lots of continued progress. On that note, I'm pleased to provide a few updates regarding our business plan. We recently disclosed these updates via a press release, but thought it would be worthwhile to cover during today's call as well. First, we plan to accelerate approximately $350 million of planned CapEx investment from future periods into 2021 to 2023 and otherwise enhance manufacturing capabilities by expanding overall CapEx investments by six to seven percent during 2021 through 2026.

Sherry House:

These investments will be funded in part by the capital raised upon the closing of the business combination with CCIV, inclusive of the PIPE. And these investments will enable us to accelerate additional manufacturing capacity for Lucid Air to capitalize on expected demand and implement a dedicated Lucid Gravity general assembly line. We plan to combine the next two phases of the Arizona facility expansion into one expedited phase and provide 2.7 million square feet of additional manufacturing space by 2023, enabling increased Lucid Air capacity to up to approximately 53,000 vehicles per year. Such changes are expected to improve production flexibility between the Lucid Air and the Lucid Gravity, as well as for specific vehicle variants of these two programs.

Sherry House:

Next, we expect these investments to enhance Gravity design and performance, as well as enable us to vertically integrate certain functions, for example stamping in battery enclosures, via accretive in-house investment providing benefits such as higher quality and lower costs. We also recently announced that we expect to launch Lucid Gravity at the end of our projected second half of 2023 timeline and intend to have increased production of Lucid Air in 2023 and 2024. We expect total vehicle volumes to be unchanged for 2023 and 2024.

Sherry House:

Lastly, we continue to expect our existing cash resources following the business combination will fund our planned operations at least through 2022. With those updates in mind, I'd like to reiterate my excitement for the road ahead as we work towards customer deliveries of the Lucid Air and the scaling of the business. Back to you, Peter to take us through the company overview portion of today's call.

Peter Rawlinson:

Thank you, Sherry. Well, I hope that those updates have been useful for the audience, particularly those that are already familiar with the company. For those that are not, you may also find the remaining portion of today's call, our company overview interesting as well. And with that, let's dive straight into it. Our mission at Lucid really is to inspire and accelerate the adoption of sustainable transportation. I believe that we have an impending global warming crisis on our hands, and this needs to be addressed urgently by the widespread adoption and acceleration of electric vehicles, sustainably powered vehicles.

Peter Rawlinson:

And the key enabler for that is technology. And that's what Lucid is bringing. It's doing this through ultra high technology, world leading technology. We have the first passenger electric vehicle that we expect will do over 500 miles on a single charge. And I mean that on an EPA cycle basis. We expect to be the first to 500 on an EPA cycle, enabled by our industry leading powertrain efficiency. That's a new hashtag, first to 500. We believe that this is the new gold standard for EVs and that Lucid will be there first and foremost. I think we've got amazing technology and I think that's becoming better understood. And it will only really come to bear when we get Lucid Air into production. I just can't wait for the world to see just how potent our tech is.

Peter Rawlinson:

Turning to the team for a moment, we have a management team comprised of experts that have been here and done this before. Many of whom who have worked with me even before Lucid. And now we augmented that team with great talent, particularly on the software side with former Apple executives leading the software, bringing a wealth of expertise and experience from many iterations of products like the iPhone. Because this car truly is a fusion of art and science and of software and hardware.

Peter Rawlinson:

But of course, we're not just creating a car, we're actually creating a new brand. Beyond all the amazing technology that we've created here at Lucid, our market positioning is going to be a big component of our future success. We really intend to be the world's premier, EV luxury brand. And of course that starts with our position. If you look at the luxury market, you see a big shift happening. It's a shift in values. And it's really been driven by savvy consumers. Traditional luxury was represented by status, opulence and a real sense of physical materialism. And that was the expression of success. That was the aspiration. We see Lucid shifting more to what we call post luxury, which is a bigger push towards refinement of future facing technology oriented products. And above all else, it has a sustainable technology element and a sustainable message. That is the new expression of aspiration.

Peter Rawlinson:

When we think about the positioning for Lucid, everybody asks the same question, "Yeah, but isn't this Tesla's position?" Well, certainly Tesla opened the door to electrification. And they deserve a world of credit for that. But we don't see that brand as pushing the luxury position. I mean, conversely, we see the traditional luxury brands, which we tend to focus on the big three German automakers, still very much in the established traditional luxury position with their traditional brand values. We do not see their announced EV products as being executed in a post luxury position. And that leaves the opportunity for Lucid to really focus on being the world's premier all EV luxury brand.

Peter Rawlinson:

Our brand is based on a balance between what we call heart and mind. And we really derive that from our California origin. On the heart side, it's all about the emotion, the identity, the human component of the brand. And we have to embody that into the design of the vehicle, into the material, the digital experience, the overarching customer experience. Whereas on the mind side, it's all about the amazing technology, the incredible metrics that we're setting. And this endless pursuit of perfection and refinement. And it's the balance of those two worlds that we think will make for an amazing luxury brand going forward and will allow us to connect with those very, very savvy consumers.

Peter Rawlinson:

And the product is the essential foundation for the brand. I believe that product defines brands more than brand defines product. And so our first product simply has to be the best. That is the objective, pure and simple. It will define Lucid as a brand. And it's truly a fusion of art and science and really exploring the limits of what's possible from electrification. Exploring the limits of what's possible with today's technology. And we're getting that car down to a starting point of just $77,400, less than that after the expected federal tax incentive, with Air Pure. We’re starting with the Dream Edition with landmark range and performance figures.

Peter Rawlinson:

I've mentioned before that there's this Lucid innovation that we call the Space Concept. And this is really quite an experiential thing. And what we've done is we've made a car which is more compact and agile and actually more practical to use in a mega city. Yet it has equal if not more space than largercombustion engine vehicles. I mean, I've driven this thing around Manhattan a couple of times now, and it’s eminently more usable than other cars than you would expect in that class. We've really redefined how an electric vehicle can look. We've defined a new design language and proportions for an EV. And how have we done that?

Peter Rawlinson:

Well, we've taken a big picture look, miniaturizing the powertrain, teasing out in the 3D puzzle, that is vehicle design. More space for the occupants, more luxury, more comfort to the degree that we can offer the aircraft inspired seat package, which we'll introduce to the market in the future. We plan to bring that in, in the next few years. And this will be fantastic for the China market in particular, we believe. We're launching this year with a traditional bench seat. But it's got extraordinary leg room for the size of the vehicle. And as a direct consequence of this space concept.

Peter Rawlinson:

And upfront, we have a different ambience, a different color tone. Because this is like the cockpit of an executive jet as it were. And this is capped off by the glass cockpit, a beguiling array of instrumentation and canopy glass roof that give a really airy feel to the cabin. And as you've probably seen from the pictures and videos, we've got our in-house HMI, really a fusion of graphic art from Derek Jenkins' team, with the former Apple executives leading the development of this intuitive flow of the icons and the flow of motion of one’s arm which is so important for HMI.

Peter Rawlinson:

And let's not forget about the all important aerodynamic nature of Lucid Air. We've achieved a coefficient of drag of nought .21. And it's interesting actually to note, Mercedes has taken the challenge and they've got a nought .20 recently with the EQS. But I have to say the best measure of any car’s aerodynamic performance is the product of the drag coefficient and the frontal area. Because that product is directly proportional to the horizontal force experienced by the car on the road. And the Mercedes EQS actually has a larger frontal area than the Lucid Air. And because of the space concept, we've got a much smaller car and less drag, which is really important to get the most range. Which brings us back to efficiency.

Peter Rawlinson:

I see efficiency as the measure of the prowess of an EV company. Tesla is far ahead from all other current competition with approximately four miles per kilowatt hour. This is why Tesla commands the market cap that it does. This is why the other companies aren't $600 billion companies. There it is, the single metric. Where are you? Where are you as an EV company? What prowess do you have? Its efficiency. How many miles per kilowatt hour? And Lucid is ahead of Tesla, and we have a roadmap. I really value this metric. And remember, the goalposts are always moving and Lucid will move as well. And whilst I'm at the helm of this company, we will always push the envelope to keep on improving. Furthermore, we're able to combine range with performance, which is really rare. What other company offers such high range, acceleration and top speed concurrently?

Peter Rawlinson:

So as you may already know, we’ll launch with the Dream Edition and follow that up with the Grand Touring, the Touring and the Pure. Each at respectively lower price points, but each version is incredible, nonetheless. Every model is powered by Lucid powertrain technology. Race proven technology. We developed the battery technology for all the cars in the world championship EV series, all 24 cars on the grid from illustrious names, from vehicle powerhouses, actually use Lucid battery packs, which has been developed, designed and manufactured at our head office here in Silicon Valley.

Peter Rawlinson:

All of the Lucid Air trims, from the Dream Edition to Pure, are also underpinned by our LEAP platform, which integrates our powertrain technology as a system. This all aluminum platform, which we developed as a skateboard is super high tech and uniquely embodies and enables the Space Concept. It's the whole construct that the whole is greater than the sum of the parts. This is the big vision. And this will serve as a platform for not just Air, but for Gravity and potentially other vehicles in the future.

Peter Rawlinson:

And so to Project Gravity, which we unveiled to the world in a rather early form back in September, and it's progressing well. We've got a small team working on this. I would say that most of the focus of the company is on Lucid Air right now, but we have some working on Gravity moving it along like planting acorn for the mighty oak to grow from. And that's really important. This isn't a distraction, this isn't a loss of focus for start of production. But it's absolutely necessary that we play this game of chess and plan ahead, getting this car into Casa Grande.

Peter Rawlinson:

And then beyond Gravity, as you know, I have to be a little more circumspect here, we have other planned vehicles, and they're all going to be amazing. They're all going to be driven by Lucid's absurdly relentless quest to be the best company in terms of EV technology, bar none. And we're going to make cars progressively more affordable, progressively higher volume and progressively have more impact upon the market. But as I said, it's not just about cars, we plan the Lucid Group of companies. And that's my vision for Lucid, the Lucid Group. The Lucid Cars or Automotive, Lucid Energy Storage, and the Lucid Technology Division. Our energy storage system testing is coming along nicely. As I mentioned, we've got the Alpha prototype hooked up with the solar here in headquarters.

Peter Rawlinson:

And as a tech supplier, the first great example is the work we're doing in the world of international motor sport. We've actually received serious inquiries from multiple traditional car companies to access our technology. But many will know that I'm actually quite passionate about eVTOL aircraft. And that's a great application for our tech, super energy dense, super power dense metrically. That is what these eVTOL aircraft need. And beyond that, there's a marine, agricultural, heavy industrial machinery application for our technologies, above and beyond us being a supplier to the traditional automakers.

Peter Rawlinson:

And with that, I'd like to go a little bit deeper into our technology for a few minutes. I've referenced the technology quite a lot here. And I'm talking about the core technology of the EV powertrain and the sort of five discrete elements here, the battery pack, motor, transmission, inverter and bi directional charging, that's our Wunderbox technology. And of course, the all important software. And I really can't emphasize enough this is done 100% in-house, all of it. Sure we're buying magnets in we don't make the magnets, oh yeah, we buy battery cells in, we don't make the cells in-house. But our pack expertise goes back over a decade, it's world renowned.

Peter Rawlinson:

Our motor and transmission expertise is now delivering, together with the inverter nine horsepower per kilogram, no one else is even close. And it's doing it with incredible efficiency of over 900 volts. The modern electric cars are going to be ultra high voltage. I mean, Porsche really set the tone with an 800 volt car, we're going now to over 900 volts. Modern EVs will have to go ultra-high voltage. If you stop at 400 volts, that is not a good place to be in terms of playing the chess game for the next decade. And our bi-directional charging is really important. Because that brings out a whole new dimension for the car. It means that the car can be used as a storage system, a repository of energy to balance the grid to enable peak shaving at the business level, commercial level, help pay for the car, reduce energy costs. We're going to do a peak shaving exercise in this building, our headquarters, that's planned within the next year. And we have cutting edge software expertise, particularly in our BMS system.

Peter Rawlinson:

I point to that, in particular, a battery management system because this contains the health monitoring algorithms, which really get the best out of the battery, but also ensure longevity and a good and healthy life for that pack. And therefore enhance even the residual value of the car. And just moving through to our work on the battery side, as you may already know, we've been powering the world championship electric car series. Although that battery pack that powers those cars is at 878 volts, the technology has been transferred to our 924 volt road car.

Peter Rawlinson:

The learning that has been transferred is profound. The core technology of our low impedance, low heat loss, high efficient battery tech, has been embodied into our road car. And it is absolutely true to say that every customer that drives the Lucid Air, will be doing so knowing that they've got race proven battery technology under their feet, quite literally, it is true. I mean, I've worked in engineering 30, 40 years now. And it's a well worn adage that race car technology finds its way into road cars. Well, until we did this, I couldn't cite a single example of this phenomenon in my entire career. And this is an incredible example of race car technology improving a road car. And I think that the team here is hugely proud of that achievement.

Peter Rawlinson:

And I'd just like to point to our drive unit, which I mentioned boasts a nine horsepower per kilogram metric. It's way ahead of the leading competition from both the US and Germany. In fact, the closest competitor is at about 3.2 horsepower per kilogram to the best of my knowledge. And then also our Wunderbox. Our Wunderbox technology is unique, as it's a two-way charging system. And we'll have that functionality enabled for customers via OTA in the future. It's got a 400 volt bus from it, so it can run state-of-the-art air conditioning pumps at 400 volts, whilst the rest of the car is at over 900 volts.

Peter Rawlinson:

We've got a 19.2 kilowatts of stage two charging at home. It also acts as a conduit for 300 kilowatt DC fast charging capabilities. Now this is unprecedented, 300 kilowatts. This is what it enables. The Wunderbox enables nearly 300 miles fast charging on DC in just 20 minutes. And no one else is even close to this. We've actually run it with Electrify America at very close to 350 kilowatts, but we're going to limit it to 300 for battery life in production. And the bi-directionality of this will enable homes to be run off the car for grids to experience less strain, to have more robustness, and peak shaving for business. There are multiple advantages of this. This is an energy storage system. You can even charge another car right out of the electricity from your Lucid Air. And you can actually do some buddy breathing as if it were, to charge another car with a flat battery.

Peter Rawlinson:

Then moving on to our user experience again, this is a seamless experience. And I'd really encourage everyone to watch the user experience unveiling video that we released on May 26. Super delighted to have partners such as Amazon Alexa and Dolby Atmos, among others. And this is the next generation. Even the headlights of Lucid Air, a groundbreaking technology, unbelievably, we built a team of lightning optical mathematicians to compute a completely new paradigm for lighting , which is a multi lens array.

Peter Rawlinson:

Our car headlamps are inspired by insect eyes. So rather than by human eyes like a traditional car with two lenses, this is inspired by the eyes of a fly. We have 1000s of micro lenses here. Incredibly efficient, most homogeneous, brightest array on the market. When it hits the market, there'll be nothing as good as this, and its even got digital swiveling. So it can actually steer the light, link to the steering wheel’s position, but it does this without any moving parts. It's a digital steering system. This is state-of-the-art, there's nothing else quite like it. And it's 100% in-house heavily patented. And it's also super efficient. So it actually helps with the range of the car as well.

Peter Rawlinson:

So if we look at the bigger picture, I believe that the R&D leadership is our key differentiator. Innovation is at our very core. The number of patents that we have and the value of those patents, they're not dumb patents, these are profound patents. We're also at the forefront of vehicle design. And this is really, as I say, is a fusion. It's a fusion of art and science and of software and hardware. But what might surprise many of you, is the bigger vision of truly mass industrializing electrification. And it is something which is so missed in the landscape. There's this myopia about say, the cost of manufacturing cells. But who today really speaks to the cost of integrating those cells into a battery pack? That cohesive architectural step of making that pack truly mass producible. And our battery module is a great example. And we designed an injection molding, a single part. It's a single shot injection molding that we developed. This is like a Lego brick, which can be mass industrialized. And it's reproducible. It's ultra high quality. And it can be made by the zillions. And this is what it's about, Lucid is not just about making an expensive car for wealthy people in low numbers. My vision is to design for true mass production. Because that's what the world needs right now.

Peter Rawlinson:

But of course, we're nothing without successfully launching the Lucid Air. And for that, we also need a go-to market strategy. As mentioned earlier, we have over 10,000 pre orders for Lucid Air. And that spans across all four of our trim levels, from Pure, Touring, Grand Touring, and Dream Edition. That's largely been driven by our online experience, our web and the ability to order online. But it's also been driven by our eight Lucid Studios that are open across the country. Here in the Bay Area, Los Angeles, Florida, Illinois and New York. And we also have additional facilities that are going to be opening up over the next six to eight months, both in the US and Canada. So we're expanding that network as we speak. And it's a big, big, big part of our strategy.

Peter Rawlinson:

And the showroom itself is very much like the car, we had an opportunity to really start with a clean sheet. The design of the Studio is again, built around the heart and mind premise. This feeling of being inspired by mid century modern architecture ties really nicely in with the design of the vehicle, as well as the materials we use throughout the car. And we want to take full advantage of the fact that we're going directly to consumers. So that means these retail spaces are operated by Lucid employees, not a third party, armed with the knowledge and technology and the backstory of this incredible vehicle and this incredible brand.

Peter Rawlinson:

Now, as we talk about the consumer journey, this is our opportunity to really connect with the customer on a digital level, on the way modern consumers operate. And that starts online with our Lucid stories, the videos, the social media content. We create all of that in-house, and people find that through social media. And that drives people to our website. Now the website, again, is very curated, very immersive on the heart and mind, talking about design, the background to the design of the vehicle and going deep into our technologies and the innovations of how that rounds out the vehicle.

Peter Rawlinson:

The center point of that website is also our online configurator. And it's a real breakthrough in digital rendering. It's very real time, it's interactive. There's really nothing like it on the market today. We created the new industry standard for automotive online configuration. The idea is that it creates further interest in the vehicle and in Lucid that drives people to the offline studios. And the Studio is meant to be the physical connection to that prior digital experience. And that's where you can touch and feel the car, see all the materials, the trim options. And then again, customers can experience our technologies and do a deep dive into the configurator through virtual reality, which is an important part of the digital journey. A real innovation in the industry.

Peter Rawlinson:

Another part of the journey is charging. Now charging is, of course absolutely crucial. And here the Wunderbox enables approximately 19.2 kilowatts of AC capability at home with a level two charger. Now that 19.2 kilowatts of AC enables approximately 70 miles per hour of charge accrual at home. Yeah, you plug your car in at home and you can really charge it at approximately 70 miles per hour. And then of course, when we look at our partnership with Electrify America, this is just awesome. Because although we're going philosophically vertically integrated in terms of sales and service and in manufacturing, we don't need to invest into a fast charging network. And actually, we can use the next generation technology. But in partnering with Electrify America, we can leverage all of the benefits of that system. We've got open source with a CCS combo connector, and the system is up to 350 kilowatts and 1000 volts. It's a future proofed a 1000 volts.

Peter Rawlinson:

Now actually, if you compare that with the Tesla supercharger network, it's an interesting comparison, because that system is around 400 volts. It was based upon the technology we had available when I was leading the design of Tesla Model S. And that's a 400 volt architecture. The modern EVs need to go super high voltage, even Hyundai is going to high voltage now. And I actually think that's quite a significant differentiator that we're going to this next generation voltage that we can go up to 350 kilowatts, future proofed. And we can go asset light in this. I think that's a profound second mover advantage.

Peter Rawlinson:

But there is an area where unashamedly I'm proud that we're vertically integrated and that we're facing up to the CapEx needs of the business. And that's in manufacturing. Our AMP factory in Casa Grande is the first purpose built EV plant in North America with a state-of-the-art in-house paint shop and processes that enable a premium paint quality finish using water based paints materials. Again, paint quality versus sustainability of process and water based and a real breakthrough was made there, really pleased, particularly you see that on the piano black paint, which of course is an option with the Dream Edition. And we've got a great capital efficiency by actually doing this from scratch and facing up to the challenge.

Peter Rawlinson:

We have another plant just down the road in Arizona, a powertrain manufacturing plant, the LPM plant. And this is where we make all our powertrain in-house. Now, of course, we buy the gears in, we buy magnets in, we actually buy the cells in, but we actually effectively assemble and manufacture the key elements here, the battery modules, complete battery packs, we put all the modules into the pack and assemble them all together. We make our electric motors, we make our inverters, we make the Wunderbox technology, all in-house. And this was a core philosophy that I personally insisted upon, when we determined we would be manufacturing. I said, "Right, we're going to make sure we make effectively two things in-house. One is going to be the painted body shell of the car," which we do at AMP-1, "and two, all the in-house electric vehicle core technology." Because there's a lot of secret sauce and a lot of know-how to this, which we really want to keep away from the world and away from prying eyes.

Peter Rawlinson:

We've installed a unique, the world's first wave winding machine for the copper winding of our permanent magnet motors. It's state-of-the-art, it's revolutionary. And it's really part of the secret of how we are getting the most exceptional performance outputs from our motors. There's a lot of expertise, and as much as possible, that has been patented. And that's all in our LPM-1 plant, which is just a few miles down the road.

Peter Rawlinson:

But why Arizona? Well, of course, we've got a great relationship with the state, developed a great relationship with Governor Ducey and his team. We're close to the metropoli of Phoenix and Tucson, we're very closely linked with Arizona Central College, getting great high quality associates from that institution. And of course, we're close to the interstate, we've got a railhead just outside our perimeter fence. We've got water, we've got everything we need. And we're close to a lot of the supply base, which is south of the border in Mexico, in the Sonora region. And of course, we've got Governor Pavlovich from Mexico being a super supporter of our endeavor. And with that, I'll hand it over to Sherry to share some perspective on the market opportunity for Lucid. Sherry.

Sherry House:

Thank you, Peter. I'll spend just a few minutes providing some context for how we view the evolving market opportunity for our vehicles. We believe Lucid is well-positioned to grow within a growth market. Specifically, we see the luxury car market expanding at an annual rate of about 5% over the next few years, and ultimately reaching over 700 billion of global sales near the middle of this decade. We believe that the growing consumer sentiment for electric vehicles, coupled with the government mandates encouraging their adoption provides significant support for the EV industry overall, and Lucid's position within it. Hence, we maintain that this is an opportune time for the introduction of the Lucid Air and subsequently the Gravity product line.

Sherry House:

In the near term, we'll be competing in a market sized at about three million units for both our products, Lucid Air and Gravity. That breaks down into approximately 1.7 million units for the Air and 1.5 million units for the Gravity. But as we look out towards the end of the decade, in the 2030 calendar year, we expect Lucid's total addressable market to expand to approximately 15 million units. Lucid plans to introduce an expanded vehicle lineup throughout that period, which will include vehicles at different price points in different segments. By 2030 we anticipate Lucid's annual volume to be around 500,000 which equates to an approximate 4% share of the market.

Sherry House:

In summary, we believe this is a very achievable level of penetration and growth in a global market, enjoying both increasing customer demand, as well as strong government support. This concludes my portion of the presentation. It's been a pleasure speaking with you today. And at this time, I'll hand it back to Peter for some closing remarks. Thank you.

Peter Rawlinson:

Thank you, Sherry. Well, everyone, I hope you found today's call both enjoyable and insightful. We are thoroughly excited for the road ahead, and do hope that you will be a part of the journey along with us. We're on a mission to accelerate positive change by developing cutting edge EV and EV related technology and providing customers with products and experiences that they love.

Peter Rawlinson:

So on that note, I'd like to remind the audience that the Churchill Capital Corp IV shareholder vote in connection with our intended merger is scheduled for July 22nd, 2021. So we'd encourage you to please vote by submitting your proxy as soon as possible, after carefully reviewing Churchill's proxy statement and prospectus and its annexes filed with the SEC. Again, our sincere thanks for your time today and for your continued support.

Operator:

That concludes the Lucid Motors investor call. Enjoy the rest of your day.

IMPORTANT LEGAL INFORMATION

Additional Information About the Proposed Transactions and Where to Find It

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed business combination, Churchill Capital Corp IV (“CCIV”) filed a registration statement on Form S-4, as amended (the “Form S-4”), with the U.S. Securities and Exchange Commission (the “SEC”). The Form S-4 was declared effective June 25, 2021. The Form S-4 includes a document that serves as a prospectus and proxy statement of CCIV, referred to as a proxy statement/prospectus, that is both the proxy statement/prospectus which has been distributed to CCIV’s shareholders in connection with CCIV’s solicitation of proxies for the vote by CCIV’s shareholders with respect to the proposed transaction as described in the Form S-4 as well as the prospectus relating to the proposed business combination as described in the Form S-4. CCIV also will file other documents regarding the proposed business combination with the SEC. Before making any voting decision, investors and security holders of CCIV are urged to read the Form S-4 and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction. CCIV has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of June 21, 2021, the record date established for the special meeting of stockholders relating to the proposed business combination. Investors and security holders may obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by CCIV through the website maintained by the SEC at www.sec.gov. The documents filed by CCIV with the SEC also may be obtained free of charge at CCIV’s website at: https://iv.churchillcapitalcorp.com/# or upon written request to 640 Fifth Avenue, 12th Floor New York, NY 10019.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions is set forth in CCIV’s proxy statement/prospectus included in the Form S-4. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Trademarks

This communication contains trademarks, service marks, trade names and copyrights of Lucid, CCIV and other companies, which are the property of their respective owners.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the “proposed transactions”) and the potential success of Lucid’s go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid’s and CCIV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained; the outcome of any legal proceedings that may be instituted against Lucid or CCIV following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Lucid, including conversion of reservations into binding orders; risks related to the timing of expected business milestones and commercial launch, including Lucid’s ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility; risks related to the expansion of Lucid’s manufacturing facility and the increase of Lucid’s production capacity; risks related to future market adoption of Lucid’s offerings; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; Lucid’s ability to rapidly innovate; Lucid’s ability to deliver Environmental Protection Agency (“EPA”) estimated driving ranges that match or exceed its pre-production projected driving ranges; future changes to vehicle specifications which may impact performance, pricing, and other expectations; Lucid’s ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers; Lucid’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Lucid’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm; Lucid’s ability to manage expenses; Lucid’s ability to effectively utilize zero emission vehicle credits; the amount of redemption requests made by CCIV’s public shareholders; the ability of CCIV or the combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on Lucid, CCIV, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and those factors discussed in the Form S-4, CCIV’s Annual Report on Form 10-K/A for the year ended December 31, 2020 and CCIV’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, in each case, under the heading “Risk Factors,” as well as other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid’s and CCIV’s assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid’s and CCIV’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Use of Projections

This communication contains projected financial and operating information with respect to the combined company. Such projected financial and operating information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial and operating information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Neither the independent auditors of CCIV nor the independent registered public accounting firm of Lucid has audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication.